Filed by Valeant Pharmaceuticals International,

Inc. (Commission File No. 001-14956)

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to Rule 14a-

12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following is a portion of the transcript of Valeant’s annual meeting of stockholders relating to the Allergan transaction:

Michael Pearson - Valeant Pharmaceuticals International, Inc. - CEO

This is the end of the formal shareholders meeting. (Inaudible) the presentation, Mr. Chai-Onn will address the forward-looking statements.

Robert Chai-Onn - Valeant Pharmaceuticals International, Inc. - General Counsel

Before we begin the presentation, and general question and answer period, please turn your attention to the slide containing our cautionary statement regarding forward-looking statements.

It explains that certain statements made in this presentation, and the Q&A session afterward, may constitute forward-looking statements, and should be received with caution. We also call your attention to the note regarding the use of non-GAAP financial measures.

This communication does not constitute an offer to buy, or solicitation of an offer to sell any securities. This communication relates to proposals which Valeant has made for a business combination transaction with Allergan, Inc.

In furtherance of this proposal and subject to future development, Valeant and Pershing Square Capital Management may file one more registration statements, proxy statements, or other documents, with the US Securities and Exchange Commission, and Canadian Securities Regulators.

This communication is not a substitute for any proxy statement, registration statement, prospectus, or any other document in Valeant, Pershing Square, and/or Allergan, filed with the SEC and Canadian Securities Regulators, in connection with the proposed transaction.

Investors and security holders of Valeant and Allergan are urged to read the proxy statement, registration statements, prospectuses, and other documents filed with the SEC and Canadian Regulators carefully, in their entirety, if and when they become available, as they contain important information about the proposed transaction.

Any definitive proxy statement that will be mailed to stockholders of Allergan and/or Valeant as applicable. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC and Canadian Securities Regulators, by Valeant and/or Pershing Square, through the website maintained by the SEC, at www.sec.gov, and Sedar, at www.sedar.com.

Information regarding the names and interests in Allergan and Valeant, of Valeant, and persons related to Valeant, who may be the participants in any solicitation of Allergan or Valeant shareholders, in respect of the Valeant proposal for a business combination with Allergan, is available in additional definitive proxy soliciting material in respect of Allergan, filed with the SEC and Canadian Securities Regulators by Valeant, on April 21, 2014.

Information regarding the names and interests in Allergan and Valeant, of Pershing Square, and persons related to Pershing Square, who may be the participants in any solicitation of Allergan or Valeant shareholders, in respect of the Valeant proposal for a business combination with Allergan, is available in additional definitive proxy soliciting material in respect of Allergan, filed with the SEC and Canadian Securities Regulators by Pershing Square.

The additional definitive proxy soliciting material that I just referred to can be obtained free of charge from the sources indicated above. And with that, I hand it back to Mike.

Michael Pearson - Valeant Pharmaceuticals International, Inc. - CEO

Thank you, Rob. Good morning to everyone, again, and thank you for [enduring] that. Before we begin, I would like to take a moment to offer my sincere thanks to all of you who have been with us for another great year at Valeant.

First, to our patients, customers, and partners, our primary mission is to deliver healthcare solutions at affordable prices, and given our continued growth, we believe we are achieving that mission.

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MAY 20, 2014 / 01:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. Annual Shareholder Meeting

Next, Valeant management, the team and employees, you are the backbone of the Company, and it is your hard work and diligence that has propelled Valeant to becoming a respected leader in the specialty pharmaceutical space.

Third, to the board of directors, without your leadership, we would not have the courage to pursue our long-term strategies. And finally, to our investors, your support is paramount, and we truly appreciate your willingness to allow us to focus on long-term value creation, over short-term results.

I thank all of you for the successes we achieved in 2013. Throughout 2013, Valeant continued its transformation into a diversified, growth-oriented pharmaceutical company. We operate in two distinct segments, developed markets, which will account for approximately $6 billion in revenue, and emerging markets, which will account for approximately $2.5 billion in revenue in 2014.

In our developed markets, we have established several strong growth platforms, including dermatology, aesthetics, eye health, OTC products, oral health, and of course our legacy portfolio, in neurology, and other products. We have many enduring brands within these therapeutic categories that will fuel our organic growth in these markets for years to come.

In the emerging markets, we continue to focus our efforts on high growth markets such as Russia, CIS, Poland, Turkey, and the Middle East and Europe, Brazil and Mexico, and Latin America, in China, Vietnam, and in Indonesia within our Asian — Southeast Asian markets.

I hope all of you have had the opportunity to read my letter to shareholders that was published in our 2014 annual report. In the letter, I address 10 operating principles that guide our company.

The first, put patients and customers first, by maintaining the highest ethical standards in this industry. Each member of our management team is required to create an ethical environment for their employees. Our primary mission in our organization is to serve the patients and consumers who use our products, as well as the physicians, and the other healthcare professionals, who prescribe and recommend them.

Second, select high growth business segments, therapeutic areas and geographies, where the physician is still the primary decision maker. We will continue to invest in businesses and regions that are growing faster than the overall pharmaceutical market, and where physicians and healthcare professionals are the primary influencer of product choices.

Third, maintain a bias towards durable products that are largely cash pay or are reimbursed through private insurance. Over 85% of our product portfolio is composed of durable products, products that do not have a pending patent cliff. We expect to continue our focus on durable products and less price-sensitive markets, which should ensure that our long-term outlook nears that of a consumer packaged goods company, not a traditional pharmaceutical company.

Fourth, focus our resources on bringing new products to the market, output, not in terms of R&D spend, input. Traditionally, pharmaceutical companies pointed to the amount of R&D spend as the best metric for predicting new product flow in the coming years. By contrast, we have focused our R&D spending on line extensions and higher-profitability, late-stage development programs. In 2014, we expect to launch over 15 products in the United States alone, and over 300 products around the world. In addition, we have a number of exciting earlier stage compounds in development, including Brimonidine, which is an eye-whitener product, Latanoprostene bunod which is a glaucoma product, and IDP 118, which is a psoriasis product, which if successful, all combined, should have multi-billion dollar peak sales.

Our fifth principle, maintain a decentralized operating model to ensure that decisions are made close to the customer. I believe that healthcare is truly a local business, and most pharmaceutical companies, OTC medicines, and medical devices are sold with local brand names. One of Valeant’s most important competitive advantages is our decentralized operating model. In every direct market we operate in, our general manager and his and her team are, for all intents and purposes, leading a local company with the quality standards of an international company.

Our sixth principle, focus on promotional spending on customer-facing activities. We believe that the key to driving organic growth is getting as much time with as many doctors as we can, to reinforce the messages that we are allowed to deliver about our fabulous set of products. We tend to have larger sales forces than most of our competitors, which allows us to spend more time with doctors, promoting more of our products. Almost 70% of Valeant’s operating expense is dedicated to our customer-facing resources, which serve as the face of the Company every day, in every market that we serve.

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MAY 20, 2014 / 01:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. Annual Shareholder Meeting

Seven, measure all of our operating units on organic growth and cash flow generation. Each of our operating units is measured on achieving organic growth objectives and delivering these cash flow targets. Recognizing and delivering strong organic growth is critical to our long-term success, and unlike any other company in the industry, we actually provide this metric publicly on a quarterly basis, to drive accountability, and transparency.

Eighth, require internal rates of return significantly above our cost of capital, coupled with short-term cash paybacks for all our deals. We look at all types of assets with respect to delivering shareholder value. We strive to achieve an IRR of at least 20%, and a maximum cash payback of 6 years on all deals that we do. We also include restructuring and integration products as incremental purchase price in our deal models, and track every deal against the original deal model that we’ve used to validate the deal decision, and share that information each quarter with our board of directors, and on an annual basis with our shareholders.

Ninth, directly link senior management compensation to long-term shareholder returns. Valeant has a unique compensation model for the organization in that employees receive a multi-year, anywhere from 3 to 6 years performance share grant, that will only vest if the Company delivers a targeted compound annual total shareholder return. Howard, our CFO, and my minimum TSR target is 15%, and to earn a full grant, our TSR has to be compound at 45% per year over the 3-year term. As a result, our senior team is primarily focused on multi-year performance, not just making a quarter, or trying to earn their annual bonus.

Tenth, our final principle, ensure tight controls and rigorous compliance standards while avoiding overspending. The board and management recognize that given our strategy and decentralized operating model, ensuring tight operational and financial controls are critical. While we run a decentralized operating model, finance and compliance report centrally to ensure appropriate controls. However, what really makes it work is the high quality people with high character and ethics that work throughout the Company.

Valeant’s financial performance since 2008 has been very strong. Our revenue growth has been more than 50% each year, and with a compound annual growth rate or cash EPS just under 50%. In addition, we have achieved high single-digit organic growth rate every year with the exception of 2013, when 3 of our top 10 products were impacted by generic entrants. Even with the headwind, we managed to deliver positive organic growth in 2013, and we expect to get back to our previous levels in 2014 and beyond.

Several weeks ago, we announced our intention to merge with Allergan. While much of the focus on this transaction has been on the benefit to shareholders, the combination of these two companies also has the promise to have a profound impact on many other stakeholders. For patients, we would offer a broad range of prescription, over-the-counter, and medical device products. For our physician and healthcare providers, we will be the only pharmaceutical company who is primarily focused on dermatology, aesthetic, and eye health on an international basis. For our employees, they will have the opportunity to be part of an exciting company that is attempting to change the pharmaceutical industry. Finally our shareholders will share in the value creation as we apply Valeant’s operating model to Allergan’s broad portfolio of assets.

By eliminating Allergan’s inefficiencies and accelerating the growth of Allergan’s products, we can generate cash flows to fund new opportunities for all our shareholders.

Last week, Allergan’s network of analyst and investors made several comments regarding Valeant, which we believe are inaccurate. First, that the Valeant model is not sustainable. Second, the Bausch and Lomb portfolio is not growing. Third, we slash and burn R&D and are not committed to innovation. And fourth, it is impossible to capture $2.7 billion in the synergies without impacting top line growth.

We’re trying to address these assertions at an in-person event next week in New York. We will be sponsoring the event at the AXA Equitable Auditorium in New York so that we can provide transparency with Valeant’s historic, current, and future operating performance. We will be bringing in general managers and executives from around the world to showcase their business and their experience working with Valeant.

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MAY 20, 2014 / 01:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. Annual Shareholder Meeting

Our first set of presenters will include Tom Appio, the head of north Asia who joined Valeant through the B&L acquisition; John Connolly who heads up Russia and CIS, joined us through the PharmaSwiss acquisition in 2012; Joe Gordon, head of the US consumer business, who joined us from the Bausch and Lomb acquisition; Deb Jorn, who transitioned to heading our US dermatology division following the Bausch and Lomb transaction, where she came from; and Pavel Mirovsky, who leads our European team, and joined Valeant executive team following the acquisition of PharmaSwiss.

In addition, we will have Tage Ramakrishna, who is responsible for all US R&D efforts, and was hired from the outside in 2012; Steve Sembler, who heads up our oral health and neurology and other groups, and joined us following the acquisition of OraPharma; Tracy Valorie, who runs the pharmaceutical marketing for eye health, and joined us following the Bausch and Lomb acquisition; Gaelle Waltinger, head of western Europe, and also an alumni of Bausch and Lomb; and finally, Leszek Wojtowicz, who is the general manager of Poland, and has been with Valeant when I joined in 2008. I think he’s been probably with us about 20 years.

In addition, Theo Melas-Kyriazi, an independent Valeant board member who has served on the board since 2003, and who chairs the Finance and Transactions committee, and is a long-term member of the Audit and Risk committee, will be available to talk to any shareholder at the meeting, with or without management present.

This strong group of individuals will walk us through all their respective businesses and their experiences with Valeant.

Finally, in response to several external criticisms of our operating model, we will show through a fact-based presentation the following.

The first, our decentralized operating model allows us to deliver a relentless focus on organic growth and customize the commercial models for each business geography that we participate in, and unleash entrepreneurship from high quality, hardworking business figures.

Second, that we have maintained and/or accelerated revenue growth for almost all of the platform acquisitions we have acquired.

Third, we will show that Bausch and Lomb’s organic growth has accelerated to 10% plus since we have acquired the Company, almost exclusively through volume growth. We remain on track to over-achieve our original synergy targets.

Fourth, our targeted disciplined, and highly efficient R&D approach and global R&D model, has resulted in substantially more launches than our competitors over the last six years. We have a rich, late-stage product pipeline that we have developed both internally and augmented through a number of our acquisitions.

We will continue to supplement this pipeline with late-stage development products, in-licensing partnerships and acquisitions, to allow us to bring additional innovation to the marketplace.

Fifth thing, our track record of capital allocation has generated superior cash on cash returns, short-term paybacks, and we will show that in aggregate, across all our deals, we are significantly ahead of the combined deal models.

Finally, that our operating model will substantially accelerate our planned growth outside the U.S. Our vision for Valeant is to become the leading specialty pharmaceutical company in the world. I believe that we have the tools to achieve this aspiration and look forward to sharing our progress with you in the years to come.

With that, we’ll now open it up to any questions from the audience. I think there’s a mic.

*                    *                     *

Unidentified Audience Member

(inaudible - microphone inaccessible)

Michael Pearson - Valeant Pharmaceuticals International, Inc. - CEO

Sure, and certainly we’ll give him that question. I can tell you what we did with the Bausch and Lomb acquisition, which was recently, and actually a number of senior management members in the room participated in this.

Howard and I held a 3-day meeting where we sat through, for 3 days, with all the significant people from Bausch and Lomb, and we spent the time in an informal setting talking about the values, we talked about the first and most important things is ethics.

We talked about the decentralized operating model, the accountability, the respect for people, and we have a set of internal operating principles and values that we expect people to adhere to.

We’re also open to changing them at any time, too. They continue to evolve, because we make acquisitions, we get a lot of great people, and they may have some suggestions, so we’re not totally stuck on that.

So that type of similar process happens after every acquisition, the leadership of the acquired company, and you can tell when I went through all the people that we’re going to have. The only person on that list who was there when I started was Leszek. All the rest have come through acquisitions.

So many companies make an acquisition and just make the assumption that their people got all the jobs. We’re a collection of individuals that come from a lot of different companies, but I do think we share — it’s an excellent question, making sure that our values and our culture is maintained is critical.

And we want everyone to have the decentralized mindset, which again, is very, very different than most companies people have come from. Any other questions?

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MAY 20, 2014 / 01:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. Annual Shareholder Meeting

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Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

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MAY 20, 2014 / 01:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. Annual Shareholder Meeting

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

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MAY 20, 2014 / 01:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. Annual Shareholder Meeting

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

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